UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number - 001-41297

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
The ESAB Group, Inc. 401(k) Retirement Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ESAB Corporation
909 Rose Avenue, 8th Floor
North Bethesda, MD 20852

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
The ESAB Group, Inc. 401(k) Retirement Savings Plan
909 Rose Avenue, North Bethesda, Maryland

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The ESAB Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2023.

Denver, Colorado
June 10, 2026

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	December 31,
	2025	2024

Assets
Investments, at fair value	$240,692,157	$219,041,170
Receivables:
Employer contributions	147,309	208,913
Notes receivable from participants	2,859,717	2,709,977
Total receivables	3,007,026	2,918,890
Net assets available for benefits	$243,699,183	$221,960,060

See Notes to Financial Statements.

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

Year ended December 31, 2025
Additions to net assets attributed to:
Contributions:
Participant	$8,329,472
Employer	6,129,766
Rollovers	2,616,973
Total contributions	17,076,211
Net investment income:
Dividends and interest	9,615,151
Net appreciation in fair value of investments	25,277,851
Total net investment income	34,893,002
Interest income from notes receivable from participants	220,633
Total additions	52,189,846

Deductions from net assets attributed to:
Benefits paid to participants	30,222,129
Administrative expenses, net	228,594
Total deductions	30,450,723

Net increase	21,739,123

Net assets available for benefits:
Beginning of plan year	221,960,060
End of plan year	$243,699,183

See Notes to Financial Statements.

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan

The following description of The ESAB Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The ESAB Group, Inc. (the “Plan Sponsor” or “Plan Administrator”) is a subsidiary of ESAB Corporation (“ESAB” or the “Company”). ESAB is a focused premier industrial compounder. The Plan was established on January 1, 2022 for eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered through affiliates of the trustee, Fidelity Management Trust Company (the “Plan Recordkeeper”). Significant provisions related to contributions, benefit payments and investments are provided below.

Contributions

Each year, eligible participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants are automatically enrolled with a 4% deferral contribution upon attainment of the eligibility requirements unless the participant chooses a different election with the Plan Recordkeeper, before this date to do otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants covered under collective bargaining agreements may receive employer non-elective and/or matching contributions based on the terms of their bargaining agreement. For the year ended December 31, 2025, these employer matching contributions ranged from 0% to 4% of eligible compensation. For participants under the Plan that are not covered by collective bargaining agreements, the Plan provides for a safe harbor employer match of up to 4% of eligible compensation contributed to the Plan. Discretionary employer contribution rates ranged from 2% to 4% of eligible compensation for the year ended December 31, 2025, based upon eligibility requirements as detailed in the Plan document. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the investment earnings and losses. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, accounts balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of contributions into various investment options offered by the Plan. As of December 31, 2025, the Plan offered 32 mutual funds, 1 common collective trust fund and ESAB Corporation common stock as investment options for participants.

Vesting

Active participants vest immediately in their contributions, safe harbor contributions and employer contributions, plus actual earnings thereon. Different vesting schedules may apply to certain former employees as described in the Plan document due to prior Plan provisions.

Forfeited Accounts

As of December 31, 2025 and 2024, forfeited non-vested accounts totaled $19,605 and $80,137, respectively. These amounts will be used to pay administrative expenses or to reduce future Employer contributions. During the year ended December 31, 2025, $30,723 and $40,845 of forfeited non-vested funds were used to increase Employer contributions and pay fees, respectively.

Payment of Benefits

Benefits are payable upon retirement at age 65, disability, death, or termination of employment. Hardship withdrawals and in-service withdrawals at age 59 1/2 are also permitted, subject to the provisions in the Plan document and applicable law. Benefits are payable in lump sum or installment payments.

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Notes Receivable from Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. For loans to active participants in the Plan, loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Notes receivable from participants are repaid through payroll deductions. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%.

Administrative Expenses

Certain expenses of administering the Plan are paid by the Plan through a service based pricing arrangement with the Trustee, Fidelity Investments. Under this arrangement, revenue paid to the Trustee by mutual funds in which participant accounts are invested is used to pay for Plan services at rates the Company has negotiated with the Trustee. During the year ended December 31, 2025, the Plan received credits from the Trustee in the amount of $29,682, which were used to pay administrative expenses. Revenue credits are presented net in administrative expenses in the Statement of Changes in Net Assets Available for Benefits. Administrative expenses also include member-requested services charged to participant accounts. Investment related expenses are included in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Other professional fees paid by the Plan are discussed further in Note 6, “Related Party and Party-in-Interest Transactions.” Certain other administrative expenses associated with maintaining the Plan may be paid by the Company and are excluded from the financial statements.

Voting Rights

Each participant is entitled to exercise voting rights for shares of ESAB Corporation common stock credited to their account at all times that ESAB shareholders vote. The participant is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee shall vote shares for which it has not received direction in the same proportion as directed shares were voted.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the U.S. (“GAAP”).

Accounting Guidance Implemented in 2025

The Plan Sponsor assesses the adoption impacts of recently issued accounting pronouncements on the financial statements of the Plan. There were no new material accounting standards issued or adopted in the year of 2025 that impacted the Plan.

Investment Valuation and Income Recognition

The investments of the Plan are stated at fair value. The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”). The ESAB Corporation Retirement Plan Advisory Committee determines the Plan’s valuation policies, utilizing information provided by the investment advisors and Trustee. See Note 3, “Fair Value Measurements” for further discussion of investment valuation inputs.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest are paid through payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. During the year ended December 31, 2025 there were $6,579 of deemed distributions from the Plan.

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

Contributions

Participant contributions and any related employer matching, safe harbor and discretionary contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation. Non-elective contributions are recorded in the relevant period in accordance with the terms in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the additions and deductions to net assets available for benefits for the periods presented. Actual results may differ from those estimates.

3. Fair Value Measurements

The Plan performs fair value measurements of financial instruments defining fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan reports its investments at fair value based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level One) and the lowest priority to unobservable inputs (Level Three). The three levels of the fair value hierarchy are described below:

Level One: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level Two: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level Three: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

A summary of the Plan's assets that are measured at fair value for each fair value hierarchy level for the period presented is as follows:

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

	December 31, 2025
	Measured at Net Asset Value(1)	Level One	Level Two	Level Three	Total
ESAB Corporation common stock	$—	$669,806	$—	$—	$669,806
Mutual funds	—	228,376,853	—	—	228,376,853
Common collective trust fund	11,645,498	—	—	—	11,645,498
Total	$11,645,498	$229,046,660	$—	$—	$240,692,157

	December 31, 2024
	Measured at Net Asset Value (1)	Level One	Level Two	Level Three	Total
ESAB Corporation common stock	$—	$742,802	$—	$—	$742,802
Mutual funds	—	204,911,530	—	—	204,911,530
Common collective trust funds	13,386,838	—	—	—	13,386,838
Total	$13,386,838	$205,654,332	$—	$—	$219,041,170
__________
(1) In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient (the “NAV”) have not been classified in the fair value hierarchy. These investments, consisting of common collective trusts, are valued using the NAV provided by the Trustee. The NAV is based on the underlying investments held by the fund that are traded in an active market, less its liabilities. These investments can be redeemed in the near-term.

The fair value of the investments of the Plan were determined as follows:

Common stock is valued at the closing price reported on a national securities exchange.

Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Investments in the common collective trust fund can be redeemed immediately at the current NAV. The NAV as reported by the Trustee is used as a practical expedient to estimate fair value, which is based on the fair value of the underlying assets in the trust, less its liabilities. The underlying assets of the common collective trust funds include conventional investment contracts, synthetic investment contracts, wrap contracts and other investments. There are no withdrawal limits, redemption frequency limits or participant redemption notice periods. There were no unfunded commitments for these investments as of December 31, 2025 or 2024.

The objective of the Morley Stable Value Fund, the common collective trust fund held by the Plan, is to provide a low-risk, moderate-yield investment. Withdrawals for benefit payments and participant directed transfers to noncompeting options are made to plan participants promptly, to the extent possible. The Morley Stable Value Fund reserves the right to delay plan sponsor initiated redemptions for up to 365 days, subject to certain conditions.

4. Risks and Uncertainties

The Plan provides for investments in various securities that are exposed to risks, such as interest rate, credit and overall volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in future Statements of Net Assets Available for Benefits.

5. Tax Status

The Plan operates under the Fidelity Pre-Approved Defined Contribution Plan (the “Pre-Approved Plan”). The Internal Revenue Service (“IRS”) ruled on June 30, 2020 that the Pre-Approved Plan, including related amendments, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). There have been no amendments since the Pre-Approved Plan was adopted. The Plan Administrator believes that the Plan has been designed to comply with, and is operating in accordance with, the applicable requirements of the Code.

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Party and Party-in-Interest Transactions

Certain Plan investments consist of units of mutual funds managed by affiliates of the Trustee. Plan investments also include ESAB Corporation common stock, parent company of the sponsoring employer. As of December 31, 2025 and 2024, the Plan held 5,984 and 6,183 shares of ESAB Corporation common stock, respectively. The Plan recorded ESAB Stock dividend income of $2,284 and sale of ESAB shares by the Plan totaled $220,376 for the year ended December 31, 2025.

Certain fees of administering the Plan are paid to the Trustee by the Plan. For the year ended December 31, 2025, total fees paid to the Trustee were $111,094. Audit fees for the Plan are paid to the independent registered public accounting firm by the Plan. For the year ended December 31, 2025, total fees paid to an independent registered public accounting firm were $38,240. Total fees paid to outside investment advisor for the year ended December 31, 2025 were $79,260. These transactions qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants at the time of the termination will remain fully vested in their accounts.

THE ESAB GROUP, INC. 401(k) RETIREMENT SAVINGS PLAN
EIN: 84-0966648 Plan: 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost(1)	Current Value

ESAB Corporation(2)	Common Stock		$669,806
American Beacon Small Cap Value Fund Class Growth Z	Mutual Fund		1,313,776
American Beacon Small Cap Value Fund Class R6	Mutual Fund		2,107,848
American Funds New Perspective Fund Class R6	Mutual Fund		1,588,628
BNY Mellon Global Fixed Income Fund Class Y	Mutual Fund		331,358
Cohen & Steers Institutional Realty Shares	Mutual Fund		405,295
Columbia Dividend Income 13 Fund	Mutual Fund		9,551,547
Fidelity Balanced Fund Class K6(2)	Mutual Fund		8,101,706
Fidelity Contrafund Class K6(2)	Mutual Fund		37,949,035
Fidelity Diversified International Fund Class K6(2)	Mutual Fund		2,650,079
Fidelity Government Money Market K6(2)	Mutual Fund		84,944
Janus Henderson Enterprise Fund Class N	Mutual Fund		9,087,369
Loomis Sayles Core Plus Bond Fund Class N	Mutual Fund		3,097,851
Fidelity 500 Index Fund(2)	Mutual Fund		35,600,542
Fidelity Extended Market Index Fund(2)	Mutual Fund		5,281,329
Fidelity Emerging Markets Fund - Class K(2)	Mutual Fund		4,120,173
Fidelity International Index Fund(2)	Mutual Fund		6,098,632
Parnassus Mid Cap Fund Institutional Shares	Mutual Fund		1,146,017
PGIM High Yield Fund - Class R6	Mutual Fund		2,442,184
Vanguard Inflation - Protected Securities Fund Institutional Shares	Mutual Fund		2,656,665
Vanguard Intermediate -Term Bond Index Fund Admiral Shares	Mutual Fund		6,669,812
Vanguard Target Retirement 2020 Fund Investor Shares	Mutual Fund		3,956,574
Vanguard Target Retirement 2025 Fund Investor Shares	Mutual Fund		9,579,500
Vanguard Target Retirement 2030 Fund Investor Shares	Mutual Fund		14,213,483
Vanguard Target Retirement 2035 Fund Investor Shares	Mutual Fund		16,103,678
Vanguard Target Retirement 2040 Fund Investor Shares	Mutual Fund		13,570,337
Vanguard Target Retirement 2045 Fund Investor Shares	Mutual Fund		9,382,274
Vanguard Target Retirement 2050 Fund Investor Shares	Mutual Fund		8,702,137
Vanguard Target Retirement 2055 Fund Investor Shares	Mutual Fund		5,515,912
Vanguard Target Retirement 2060 Fund Investor Shares	Mutual Fund		3,138,400
Vanguard Target Retirement 2065 Fund Investor Shares	Mutual Fund		1,178,843
Vanguard Target Retirement 2070 Fund Investor Shares	Mutual Fund		1,107,696
Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund		1,643,229
Morley Stable Value Fund 25-I	Common Collective Trust		11,645,498
Total investments per financial statements			240,692,157
Participant loans(2)(3)	N/A	N/A	2,859,717
			$243,551,874
__________
(1) Cost information is not required for participant-directed investments.
(2) A party-in-interest to the plan as defined by ERISA.
(3) Annual interest rates range from 4.25% and 9.50%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant:     The ESAB Group, Inc. 401(k) Retirement Savings Plan

By:

/s/ Mark Kurish	June 10, 2026
Mark Kurish Vice President, Finance and Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm